Exhibit 99.2

Endeavour Silver Corp. Treasury Offering of Common Shares April 1, 2025

The Common Shares will be offered by way of a prospectus supplement in each of the provinces of Canada, except Quebec, and in the United States. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission (the “SEC”). A copy of the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the final base shelf prospectus, any applicable shelf prospectus supplement, the registration statement and any amendment to the documents may be obtained from BMO Nesbitt Burns Inc. in Canada from BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com. You may also get these documents for free by visiting SEDAR+ at www.sedarplus.ca or EDGAR on the SEC website at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Terms and Conditions

Issuer:	Endeavour Silver Corp. (“Endeavour Silver” or the “Company”).
Offering:	Treasury offering of 10,320,000 common shares (“Common Shares”)
Offering Price:	US$3.88 per Common Share
Issue Amount:	US$40,041,600
Over-Allotment Option:

The Company has granted the underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:

The net proceeds of the offering will be used to fund a portion of the cash consideration for the Acquisition (as defined below). In the event the Acquisition is not completed for any reason, the Company will have discretion with respect to the use of net proceeds from the Offering.

Acquisition:

Endeavour Silver has entered into a definitive share purchase agreement to acquire all of the outstanding shares of Compañia Minera Kolpa S.A. (“Kolpa”) from its shareholders, which are affiliates of Arias Resource Capital Management and Grupo Raffo, in exchange for total consideration of US$145 million (the “Acquisition”). Kolpa’s main asset is the Huachocolpa Uno mine. The total consideration will be comprised of US$80 million payable in cash and $65 million payable in common shares of Endeavour upon closing of the Acquisition.

Form of Offering:	Bought deal by way of prospectus supplement in each of the provinces of Canada, except Quebec. Registered public offering pursuant to the multijurisdictional disclosure system in the United States.
Form of Underwriting:

Bought deal, subject to a mutually acceptable underwriting agreement between the Company and the underwriters containing “disaster out”, “regulatory out”, “material adverse change out” and “breach out” clauses running to Closing.

Listing:

An application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing common shares are listed on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, FHSAs, and DPSPs.
Sole Bookrunner:	BMO Capital Markets
Commission:	5.0%
Closing:	April 8, 2025